SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)1

Hickok, Inc.
(Name of Issuer)

Class A Common Stock, $1.00 par value per share
(Title of Class of Securities)

428830103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12,2011
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

    Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428830103	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Intrinsic Value Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED	7	SOLE VOTING POWER - 0 -
BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 51,114
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 51,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 428830103	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GLAUBMAN & ROSENBERG PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED	7	SOLE VOTING POWER - 0 -
BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 51,114
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 51,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 428830103	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GLAUBMAN & ROSENBERG ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED	7	SOLE VOTING POWER - 0 -
BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 51,114
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 51,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 428830103	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOSEPH HAIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED	7	SOLE VOTING POWER 4,150
BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 51,114
	9	SOLE DISPOSITIVE POWER 4,150
	10	SHARED DISPOSITIVE POWER 55,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 428830103	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KIRIN SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED	7	SOLE VOTING POWER 6,935
BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 51,114
	9	SOLE DISPOSITIVE POWER 6,935
	10	SHARED DISPOSITIVE POWER 59,049
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.31%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 428830103	13D	Page 7 of 11 Pages

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended and restated to read as follows:

(a), (b),(c) and (f).  This Statement is filed on behalf of  Intrinsic Value Capital LP (“IVC”) formerly Glaubman Rosenberg & Robotti Fund, L.P. (“GRR”), Glaubman & Rosenberg Partners, LLC (“GR Partners”), Glaubman & Rosenberg Advisors, LLC (“GR Advisors”), Joseph Hain (“Hain”) and Kirin Smith (“Smith,” and together with GRR, GR Partners, GR Advisors and Hain are the “Reporting Persons”).

Hain is a United States citizen whose principal occupation is serving as a managing member of GR Partners, a private Delaware limited liability company, and a managing member of GR Advisors, a private Delaware limited liability company.  GR Partners is the general partner of GRR, a private Delaware limited partnership and GR Advisors is the investment manager of IVC.  IVC is engaged in the purchase and sale of securities for its own account.  The address where Hain’s principal occupation is conducted, and the principal address of GR Partners, GR Advisors and IVC, is 708 Greenwich Street, 2E, New York, New York 10014.

Smith is a United States citizen whose principal occupation is serving as a managing member of GR Partners and a managing member of GR Advisors.  The address where Smith’s principal occupation is conducted is 708 Greenwich Street, 2E, New York, New York 10014.

(d) and (e).  None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 51,114 shares of the Common Stock held by IVC is $299,607.92(including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by IVC were paid for using its working capital.  The aggregate purchase price of the 4,150 shares of the Common Stock held by Hain is $23,594 (including brokerage fees and expenses).  The aggregate purchase price of the 5,935 shares of the Common Stock held by Smith is $45,022 (including brokerage fees and expenses).  Smith also owns 1000 options at $6.00 per share

Item 4 is hereby amended and restated to read as follows:

(a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional shares of the Common Stock, dispose of all or some of these shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

CUSIP No. 428830103	13D	Page 8 of 11 Pages

Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer, and take such other actions as the Reporting Persons, or any of them, may deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

Presently, the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 793,229 shares of Common Stock outstanding, as of January 26, 2010, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10QSB, filed with the Securities and Exchange Commission on December 22, 2010.

(a)-(b) As of the close of business January 14, 2011 the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage
Hain	55,264	4,150	51,114	6.9%
Smith	58,049	6,935	51,114	7.3%
IVC	51,114	-0-	51,114	6.4%
GR Partners	51,114	-0-	51,114	6.4%
GR Advisors	51,114	-0-	51,114	6.4%

(c)           Schedule A lists all the transactions in the Issuer's Common Stock by the Reporting Persons since sixty days prior to the event date.  All such transactions were made in the open market.

(d)           No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)           Not Applicable.

Item 6 is hereby amended to add the following:

On December 18, 2008, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of Amendment No. 2 to the Schedule 13D, originally filed on February 15, 2007 (including additional amendments thereto), with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP No. 428830103	13D	Page 9 of 11 Pages

Item 7 is hereby amended to include the following exhibit:

           Exhibit 99.1    Joint Filing Agreement, dated December 22, 2008.

CUSIP No. 428830103	13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2011	Intrinsic Value Capital, L.P.

	By:	Glaubman & Rosenberg Partners, LLC, its General Partner

	By:	/s/ Joseph Hain
		Name:	Joseph Hain
		Title:	Managing Member

GLAUBMAN & ROSENBERG PARTNERS, LLC

/s/ Joseph Hain
Name:	Joseph Hain
Title:	Managing Member

GLAUBMAN & ROSENBERG ADVISORS, LLC

/s/ Kirin Smith
Name:	Kirin Smith
Title:	Managing Member

/s/ Joseph Hain
Joseph Hain

/s/ Kirin Smith
Kirin Smith

CUSIP No. 428830103	13D	Page 11 of 11 Pages

SCHEDULE A

Transactions in the shares of the Common Stock Since 60 Days Prior to the Event Date

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/(Sale)

Intrinsic Value Capital, L.P.

(27,500)	3.50	01/11/2011

GLAUBMAN & ROSENBERG PARTNERS, LLC
None

GLAUBMAN & ROSENBERG ADVISORS, LLC
None

JOSEPH HAIN
None

KIRIN SMITH
None